



SEC 07001621 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAY CAPITAL Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue Suite 301A
(No. and Street)

NY (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence May 212-261-1882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT N Nevitt CPA
(Name – *if individual, state last, first, middle name*)

116 New South Road (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LAWRENCE E MAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAY CAPITAL GROUP LLC, as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

DAWN BORRELLI
Notary Public, State of New York
No. 01BO6045239
Qualified in Nassau County
Commission Expires July 24, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



To the Members
May Capital Group, LLC

I have audited the accompanying balance sheets of May Capital Group, LLC as of December 31, 2006 and 2005, and the related statements of operations and members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2006 and 2005, and the results of its operations, changes in members' capital and its cash flows for the years then ended in conformity with accounting principles accepted in the United States.

Robert N. Nevitt CPA, P.C.

January 25, 2007

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

MAY CAPITAL GROUP, LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS	**2006**	**2005**
Cash	$ 63,129	$ 17,822
Accounts receivable	4,227	20,243
Investment in securities (Note 5)	-	4,100
Equipment, net of accumulated depreciation of $25,417 and $25,417, respectively	-	-
Total Assets	**$ 67,356**	**$ 42,165**
LIABILITIES AND MEMBERS' CAPITAL		
Accrued Liabilities	**$ 11,380**	**$ 4,570**
Commitments and Contingencies (Note 9)		
Member's Capital	**55,976**	**37,595**
Total Liabilities and Member's Capital	**$ 67,356**	**$ 42,165**

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
Income (Note 8)	$ 214,983	$ 205,910
Expenses:		
Filing fees	1,844	4,165
Professional fees	22,705	10,217
Office	5,171	3,229
Insurance	364	369
Travel and promotion	13,321	11,585
Depreciation	-	4,366
Interest (income)	(1,483)	(1,425)
Taxes (Note 6)	6,853	2,740
Profit sharing plan (Note 7)	3,401	-
Rent	12,000	12,000
Consulting fees and outside services	8,275	9,198
Investment loss (Note 5)	-	4,099
	72,451	60,543
Net Income	$ 142,532	$ 145,367

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
Cash Flows From Operating Activities:		
Net income	$ 142,532	$ 145,367
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	4,366
(Increase) decrease in accounts receivable	16,016	(19,491)
Increase (decrease) in accrued liabilities	6,810	390
Net Cash Provided By Operating Activities	**165,358**	**130,632**
Cash Flows (Used In) Financing Activities:		
Loss in value of investment	-	4,099
Purchase of equipment	-	(4,366)
Member's distributions	(120,051)	(124,200)
Net Cash (Used In) Financing Activities:	**(120,051)**	**(124,467)**
Net Increase In Cash	**45,307**	**6,165**
Cash, At Beginning	17,822	11,657
Cash, At End	**$ 63,129**	**$ 17,822**

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF MEMBERS' CAPITAL
DECEMBER 31,

	2006	2005
At Beginning	$ 37,595	$ 16,428
Net income	142,532	145,367
	180,127	161,795
Distributions	(124,151)	(124,200)
At End	$ 55,976	$ 37,595

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1 - Organization

In 1999 the Company changed its name to May Capital Group, LLC.

Note 2 - Business Activity

The Company is a fully disclosed broker dealer and is licensed to market mutual funds, variable life insurance, variable annuities and direct participation programs as outlined in NASD membership and registration rule 1022 (e) (2). The Company does not receive or hold funds or securities for, or owe funds or securities to clients nor does it maintain client accounts.

Note 3 - Significant Accounting Policies

The Company prepares its financial statement on the accrual basis of accounting whereby revenues and expenses are generally recognized in the year in which they are earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 4 - Regulatory Requirements

The Company is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934 with respect to minimum required net capital, which is defined as the greater of $5,000 or 6 2/3% of aggregate indebtedness (see additional information).

No material differences exist between the audited computation of net capital and the Company's corresponding focus Part II A.

There are no material inadequacies in the Company's accounting system, internal accounting control, and procedures for safeguarding securities.

Note 5 - Investment in Securities

During the year ended December 31, 2000, the Company purchased warrants to purchase common stock in the National Association of Securities Dealers, Inc. ("Nasdaq"), pursuant to the terms and conditions contained in a private placement memorandum. The investment has been reduced due to the expiration of certain warrants during 2005. The balance was distributed to the members during 2006.

As these securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. Therefore, this investment is stated at cost.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 6 - Income Taxes

For federal and state purposes, the Company is taxed as a partnership with the Company's taxable income or loss passing through directly to its members. However, the Company does incur the New York City Unincorporated Business tax.

Note 7- Profit Sharing Plan

During 2006, the Company adopted the profit sharing plan of the May Financial Group Ltd., a related party. The Company's contribution to the plan for 2006 is $ 3,401.

Note 8 - Concentrations

Income, in 2006, includes fees derived from one entity which represents more than ten percent of total income. Income, in 2005, includes fees derived from two entities, each of which represent more than ten percent of total income.

Note 9 - Commitments & Contingencies

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, the warrants purchased, entitled the Company to purchase a maximum number of 642 shares of common stock at an exercise price of $ 16 per share. The exercise period terminated on June 27, 2006.

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Members of
May Capital Group, LLC

My report on my audits of the basic financial statements of May Capital Group, LLC for 2006 and 2005 precedes the balance sheet. The audit is made for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation is presented to indicate that May Capital Group, LLC is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934. Such information, for 2006 and 2005, has been subjected to certain auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 25, 2007

MAY CAPITAL GROUP, LLC
NET CAPITAL COMPUTATION
DECEMBER 31,

	2006	2005
Members' Capital	**$ 55,976**	**$ 37,595**
Restricted Securities	-	(4,100)
Haircut - Exempted Securities	(1,263)	(356)
Net Capital Computed	**54,713**	**33,139**
Net Capital Required	**(5,000)**	**(5,000)**
Excess Net Capital	**$ 49,713**	**$ 28,139**

END